UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For August 21, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY DELIVERS

Johannesburg, Tuesday, 21 August 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to announce its operational and financial results for the year ended 30 June 2018 (“FY18”).

“Our growth aspiration to produce 1.5 million ounces and improve the quality of our asset portfolio was realised with the re-investment in Hidden Valley (FY17) and acquisition of Moab Khotsong (FY18). These operations will increase annual production by 450 000 to 500 000 ounces at an average life of mine all-in sustaining unit cost of US$950/oz. In addition, our successful hedging strategy has generated cash flows of R3.6 billion (US$276 million) since implementation in FY16, securing cash flow margins and enabling Harmony to repay debt and fund our quality growth strategy. Harmony has delivered”, said Peter Steenkamp, chief executive officer of Harmony.

Key features of FY18

●
Embedding our safety culture through our various training and awareness campaigns
●
Production guidance achieved for third consecutive year; produced 1.228Moz of gold at an all-in sustaining cost of R508 970/kg (US$1 231/oz)
●
8% increase in underground recovered grade (six consecutive years of increasing grade)
●
Hidden Valley delivers re-investment plan on schedule and within budget
●
Successful integration of Moab Khotsong operations
●
31% increase in SA underground resources
●
11.6% increase in SA underground reserves
●
R1.8 billion (US$141 million) generated in cash flow through effective hedging strategy

Headline earnings per share for FY18 amounted to 171 SA cents per share (13 US cents per share) compared with 298 SA cents per share (22 US cents) for FY17.

Strategy and FY19

Harmony’s teams remain committed to delivering on Harmony’s strategy to produce safe, profitable ounces and increasing margins. Key focus areas in FY19 will be safety, repaying debt, delivering on our operational plans and substantially progressing the permitting of the Wafi-Golpu project.

Harmony’s full results are available on its website (www.harmony.co.za).

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
21 August 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: August 21, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director